                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   Quipp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    748802105
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                            John W. Kauffman, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1234
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 748802105
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Henry Partners, L.P.
     I.R.S. I.D. No. 23-2888396
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
   NUMBER           100,000 shares
     OF        -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         100,000 shares
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.86%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------


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

-------------------
CUSIP No. 748802105
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Matthew Partners, L.P.
     I.R.S. I.D. No. 23-3063303
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
   NUMBER           45,000 shares
     OF        -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         45,000 shares
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     45,000 shares

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------


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

-------------------
CUSIP No. 748802105
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Henry Investment Trust, L.P.
     I.R.S. I.D. No. 23-2887157
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
   NUMBER           145,000 shares*
     OF        -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         145,000 shares*
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     145,000 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.94%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

* NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D.

-------------------
CUSIP No. 748802105
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     David W. Wright
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
   NUMBER           145,000 shares*
     OF        -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         145,000 shares*
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     145,000 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.94%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

* NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Quipp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4800 N.W. 157th Street, Miami, Florida 33014.

Item 2. Identity and Background.

     (a) - (c)

     This Statement is filed by Henry Partners, L.P. ("Henry"), Matthew Partners, L.P. ("Matthew"), Henry Investment Trust, L.P. ("HIT") and David W. Wright. Henry and Matthew are private investment funds. HIT is the sole General Partner of each of Henry and Matthew. Mr. Wright is the investment manager of each of Henry and Matthew and is the President of Canine Partners, LLC ("Canine"), the General Partner of HIT. Investment decisions made on behalf of Henry and Matthew are made primarily through their General Partner and Mr. Wright. Each of the foregoing persons is sometimes referred to in this Schedule 13D as a "Reporting Person" and collectively as the "Reporting Persons." The principal business address of each Reporting Person is 255 South 17th Street, Suite 2608, Philadelphia, PA 19103.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Henry and Matthew are Delaware limited partnerships. HIT is a Pennsylvania limited partnership. Canine is a Pennsylvania limited liability company, and David W. Wright is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 100,000 Shares owned by Henry is $764,312.36, and the aggregate purchase price of the 45,000 Shares owned by Matthew is $341,250.88. Shares owned by Henry and Matthew were acquired with the funds of each respective partnership.

Item 4. Purpose of the Transaction.

     The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

     Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and continue to attempt to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons, seeking Board representation, nominating directors, soliciting proxies, calling a special meeting of stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

     Attached as Exhibit 2 to this Schedule 13D is a letter sent by the Reporting Persons to the Issuer's Board of Directors on October 20, 2006.

Item 5. Interest in Securities of the Issuer.

     (a)-(b)

     The aggregate percentage of Shares reported owned by each person named herein is based upon 1,458,189 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006.

     As of October 12, 2006, Henry beneficially owned 100,000 Shares, constituting approximately 6.86% of the Shares outstanding, and Matthew beneficially owned 45,000 Shares, constituting approximately 3.08% of the Shares outstanding, for an aggregate combined ownership for both Henry and Matthew of 145,000 Shares, constituting 9.94% of the Shares outstanding. Mr. Wright, as President of Canine, the sole general partner of HIT, which is the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares.

     (c) The following is a list of all transactions in the Issuer's Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

                                       No. of Shares   Purchase Price
Name of Purchaser   Date of Purchase     Purchased        Per Share
-----------------   ----------------   -------------   --------------
Henry                   8/18/2006           5,000           $7.77
Henry                   8/25/2006           1,000           $7.54
Henry                   9/12/2006          13,000           $8.18
Henry                  10/04/2006           5,000           $7.27
Henry                  10/05/2006           2,000           $7.27
Henry                  10/10/2006           6,600           $7.15
Henry                  10/12/2006          52,400           $7.25
Matthew                 8/30/2006          10,000           $8.10
Matthew                 9/12/2006           7,000           $8.18
Matthew                 9/20/2006             500           $7.80
Matthew                10/05/2006           3,600           $7.27
Matthew                10/10/2006           3,400           $7.15
Matthew                10/12/2006          20,500           $7.25

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in
Item 2 and any other person, with respect to the securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.

     1. Joint Filing Agreement.

     2. Letter dated October 20, 2006 from the Reporting Persons to Issuer's Board of Directors.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        HENRY PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: October 23, 2006                  By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        MATTHEW PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: October 23, 2006                  By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        HENRY INVESTMENT TRUST, L.P., by its
                                        General Partner, CANINE PARTNERS, LLC


Date: October 23, 2006                  By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


Date: October 23, 2006                  /s/ David W. Wright
                                        ----------------------------------------
                                        David W. Wright